UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

BIOFORM MEDICAL, INC.

(Name of Subject Company)

BIOFORM MEDICAL, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

09065G 107

(CUSIP Number of Class of Securities)

Steven L. Basta

Chief Executive Officer

1875 South Grant Street, Suite 200

San Mateo, California 94402

(650) 286-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

David J. Saul, Esq.

Ropes & Gray LLP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

(650) 617-4090

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This filing on Schedule 14D-9 relates to a planned tender offer by Vine Acquisition Corp. (“Acquisition Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Merz GmbH & Co. KGaA (“Merz”), to purchase all of the outstanding shares of common stock, $0.01 par value per share, of BioForm Medical, Inc. (“BioForm Medical”), a Delaware corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated as of December 31, 2009, by and among Merz, Acquisition Sub and BioForm Medical. Attached hereto are copies of (i) a joint press release issued by Merz and BioForm Medical dated January 4, 2010; (ii) a fact sheet concerning Merz, BioForm Medical and the proposed transaction; (iii) a letter from BioForm Medical’s CEO to BioForm Medical employees dated January 4, 2010; (iv) question and answer materials to be used in communications with BioForm Medical employees; (v) the form of a memorandum from BioForm Medical’s CEO to BioForm Medical’s sales force dated January 4, 2010; (vi) a letter from BioForm Medical’s CEO to BioForm Medical customers dated January 4, 2010; (vii) discussion point materials to be used in communications with BioForm Medical customers; and (viii) question and answer materials to be used in communications with BioForm Medical customers.

Forward-Looking Statements

This document contains forward-looking statements, including those relating to Merz’s anticipated acquisition of BioForm Medical and expected benefits and effects of the transaction. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of BioForm Medical common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; and that BioForm Medical’s business will have been adversely impacted during the pendency of the tender offer. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause BioForm Medical’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither BioForm Medical nor Merz undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events. Additional information on these and other risks, uncertainties and factors is included in BioForm Medical’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of a joint press release issued by Merz and BioForm Medical dated January 4, 2010.

FOR IMMEDIATE RELEASE

MERZ TO ACQUIRE BIOFORM MEDICAL

FRANKFURT, Germany and SAN MATEO, California – January 4, 2010 – Merz Pharma Group (“Merz”), a privately-held company based in Frankfurt am Main, Germany, and BioForm Medical, Inc. (Nasdaq: BFRM) today announced that the Board of Directors of BioForm Medical and the Merz Shareholders Council have unanimously approved a definitive agreement under which Merz will acquire all of the outstanding shares of BioForm Medical for US$5.45 per share in cash pursuant to a cash tender offer followed by a second-step merger. The transaction has a total equity value of approximately US$253 million based on BioForm Medical’s outstanding shares of common stock.

The US$5.45 per share cash purchase price represents a premium of 55% over BioForm Medical’s 30-day average closing stock price, and a premium of 60% over the closing price of BioForm Medical’s common stock on December 31, 2009, the last trading day prior to today’s announcement.

This transaction advances Merz’s strategy of becoming a leading player in aesthetic medicine, a fast growing, multi-billion dollar global market. BioForm Medical is a leader in the dermal filler market in the United States and Europe with its flagship product, RADIESSE® dermal filler. Following completion of the transaction, BioForm Medical will become a wholly-owned subsidiary of Merz and will be renamed Merz Aesthetics. With BioForm Medical, the new Merz Aesthetics will be distinguished in the marketplace by its ability to offer dermal fillers based on three distinct technologies: RADIESSE® dermal filler, Belotero® and Novabel®. With this broader dermal filler product offering and other innovative aesthetics products under development, including Polidocanol, a sclerotherapy agent, and Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, the combined company will be positioned to enable healthcare professionals to achieve excellent patient results and satisfaction.

“We are pleased with this transaction, which has been strongly supported by Merz shareholders. Together with BioForm Medical, we will have even greater potential for future growth in our worldwide, fast growing aesthetics and dermatological business,” said Dr. Jochen Hückmann, Chairman of the Merz Shareholders Council. “We are delighted to welcome BioForm Medical to our company and expect them to be an important part of Merz’s continued growth and success.”

“This transaction strengthens our operating foundation and builds on Merz’s history of providing innovative and effective products to the aesthetic medical community and the patients we serve,” said Dr. Martin Zügel, Chairman of the Merz Management Board. “With BioForm Medical, we expand our product offering in the high-growth aesthetic market and increase our direct commercial presence in the United States and Europe. Through the addition of BioForm Medical’s experienced commercial organization, we will be able to offer healthcare providers a broader range of high quality aesthetic treatment options, further enhancing Merz’s customer relationships and our competitive position.”

“After thorough and extensive analysis, the BioForm Medical Board of Directors unanimously approved this transaction with Merz, recognizing that it provides significant immediate value to our stockholders and is also in the best interests of our customers and employees,” said Steve Basta, Chief Executive Officer of BioForm Medical. “We are pleased to join Merz. I believe this combination offers a platform for future growth as well as expanded opportunities for our employees and our company as a whole. I am confident that with Merz’s expertise, resources, product portfolio and pipeline, we will be better positioned to develop and market the solutions our customers need. We look forward to working closely with the Merz team to ensure a smooth transition and complete the transaction as expeditiously as possible.”

BioForm Medical will maintain its headquarters in San Mateo, California, and its manufacturing, distribution and other operations in Franksville, Wisconsin. BioForm Medical’s Asia operations as well as its Netherlands operation, including its European sales team, will also become part of Merz Aesthetics. Merz Pharmaceuticals’ U.S. Pharmaceutical operations with its Clinical Dermatology and Neurology Business units will remain in Greensboro, North Carolina, with the U.S. aesthetics commercial organization led from San Mateo.

Mr. Basta and BioForm Medical’s management team and employees are expected to remain with the Company following completion of the transaction. Mr. Basta will serve as CEO of Merz Aesthetics U.S.

Transaction Summary

In January 2010, a wholly-owned acquisition subsidiary of Merz will commence a tender offer to purchase all of the outstanding shares of BioForm Medical common stock for US$5.45 per share, net to the seller in cash, without interest and less any required tax withholding. The Board of Directors of BioForm Medical has resolved to recommend to BioForm Medical’s stockholders that they tender their shares pursuant to the tender offer.

Following completion of the tender offer, Merz’s acquisition subsidiary will merge with BioForm Medical, with BioForm Medical surviving the merger as a wholly-owned subsidiary of Merz. Following the tender offer, Merz will commence a second-step merger in which any remaining BioForm Medical stockholders will receive the same price per share paid in the tender offer.

The transaction, which is expected to close in the first quarter of calendar year 2010, is conditioned on the tender of a majority of the outstanding shares of BioForm Medical common stock as well as regulatory approvals and other customary closing conditions. The transaction is not subject to financing.

Members of BioForm Medical’s Board of Directors and management team (and related entities), who collectively own approximately 26% of BioForm Medical’s outstanding shares of common stock, including Essex Woodlands Health Ventures, the Company’s largest stockholder which owns approximately 15% of BioForm Medical’s outstanding shares, have entered into agreements with Merz pursuant to which they have agreed to tender their shares in the Merz tender offer.

Advisors

Piper Jaffray & Co. is serving as financial advisor to Merz, and Dewey & LeBoeuf LLP is serving as legal counsel. J.P. Morgan Securities Inc. is serving as financial advisor to BioForm Medical, and Ropes & Gray LLP is serving as legal counsel.

About BioForm Medical, Inc.

BioForm Medical, Inc. is a medical aesthetics company headquartered in San Mateo, California, developing products that enhance aesthetic procedures performed in dermatology and plastic surgery practices. BioForm Medical’s lead product is RADIESSE® dermal filler, a long-lasting filler for use in facial aesthetics. BioForm Medical is developing several future aesthetics products, including a radiofrequency treatment to reduce nerve function in the forehead, a sclerotherapy treatment for spider veins, and a surgical adhesive for brow lifts. For more information about BioForm Medical, please visit www.bioform.com.

About the Merz Pharma Group

Merz’s focus is on drugs for treating neurological and psychiatric conditions and holds a leading position in the field of Alzheimer’s research. With memantine, Merz has developed the first active ingredient in the world for treating moderate to severe cases of Alzheimer’s. Worldwide, memantine is the second best-selling drug for treating Alzheimer’s. Another core competency of Merz lies in clinical and aesthetic dermatology. In addition to pharmaceuticals, Merz also serves the non-pharmacy related healthcare sector. In the Consumer Products segment, Merz Consumer Care is the leading provider of OTC medication, dietary supplements and skincare products in the German-speaking countries with its well-known tetesept® and Merz Spezial® brands. The Merz Pharma Group is an affiliate of Merz Group, a German based family held group of companies that also owns Senator a leading promotional products manufacturer. The Merz Pharma Group employs 1,745 people worldwide (prior year: 1,619). The Company generated revenue of EUR 589.8 million (US$ 828.7 million)1 in the fiscal year 2008/09 (prior year: EUR 546.5 million / US$ 863.5 million)2.

Forward-Looking Statements

This press release contains forward-looking statements, including those relating to Merz’s anticipated acquisition of BioForm Medical and expected benefits of the transaction, such as the introduction of new products and products under development, or the timing thereof, the ability to obtain, and the timing of, future U.S. regulatory clearances and approvals, including for Polidocanol and Bocouture®/XEOMIN® neurotoxin, the potential for future growth in Merz’ worldwide aesthetics and dermatological business, the impact that the acquisition would have on Merz’ competitive positioning and future growth in its worldwide aesthetics and dermatological business, and the growth in the aesthetic market, generally. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if, among other things, fewer than a majority of the shares of BioForm Medical common stock are tendered, clearance under the Hart-Scott-Rodino Antitrust Improvements Act is not obtained, or other closing conditions are not satisfied; the successful integration and performance of the acquired business; unknown, underestimated or undisclosed commitments or liabilities; the effectiveness of internal controls; Merz’s ability to: (i) realize synergies expected to result from the acquisition; (ii) successfully commercialize purchased products; (iii) develop, deliver and support a broad range of products, expand its markets, and develop new markets; (iv) attract, motivate and retain key employees; and (v) obtain and protect intellectual property rights in key technologies; and other risks described in BioForm Medical’s

[1]	€1 = US$1.405 (exchange rate on 06/30/09)
[2]	€1 = US$1.580 (exchange rate on 06/30/08)

filings with the U.S. Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on managements’ estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause BioForm Medical’s actual results to differ materially from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Merz nor BioForm Medical undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Additional Information

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

# # #

Contacts:

For Merz Pharma Group:	For BioForm Medical:

Ute Weinhold Head of Corporate Communications + 49-69-15 03-889	Can Gumus Director, Business Development and Investor Relations +1-650-286-4003

Steve Frankel / Jim Shaughnessy Joele Frank, Wilkinson Brimmer Katcher +1-212-355-4449

The following is a copy of a fact sheet concerning Merz, BioForm Medical and the proposed transaction.

MERZ TO ACQUIRE BIOFORM MEDICAL

Companies

Description	Privately-held Merz Pharma Group combines the activities of its five subsidiaries namely, Merz Pharmaceuticals, Merz Consumer Care, Merz Dental, Merz Hygiene and Merz Group Services with products ranging from prescription drugs and OTC products for health and wellness, materials for dentists and dental technicians to hygienic products for medical disinfection and cleaning. Since 1908, the pursuit of new solutions and innovations has made Merz what it is today: an internationally successful, research-based company.	BioForm Medical, Inc. (Nasdaq: BFRM) is a medical aesthetics company focused on developing and commercializing products that enhance aesthetic procedures performed in dermatology and plastic surgery practices.

Headquarters	Frankfurt, Germany	San Mateo, California (U.S.)

Additional Operating Locations	Austria, Canada, France, Great Britain, Italy, Japan, Mexico, Russia, Spain, Switzerland, Greensboro, North Carolina (U.S.)	Manufacturing, Distribution & other Operations: Franksville, Wisconsin (U.S.) Sales & Marketing: The Netherlands, Asia

Employees	1,745 (Approximately 150 in the U.S.)	320 (Approximately 270 in the U.S.)

Core Aesthetics Products	Belotero® filler (wrinkles) Bocouture® Neuromodulator (wrinkles) Hyal-ACP® (wrinkles) Hyal-System® (wrinkles) Novabel® filler (wrinkles)	RADIESSE® wrinkle filler (wrinkles) RADIESSE® dermal filler (HIV associated facial lipoatrophy)

Other Core Products

Axura® / Namenda® / Ebixa® (Alzheimer’s)

Contractubex® & Mederma® (scars)

Hepa-Merz® (liver-related brain impairment)

Naftin® / Pilzcin® (fungal diseases)

Pantogar® / Pantovigar® (hair loss)

PK-Merz® (Parkinson’s)

tetesept® (OTC drugs)

Bocouture® / XEOMIN® (Blepharospasm; cervical dystonia of a predominantly rotational form)

Coaptite® (injectable implant used in the treatment of stress urinary incontinence in adult females) RADIESSE® Voice (vocal fold insufficiency) RADIESSE® Voice Gel (vocal fold insufficiency)

Pipeline

Belotero® (filler line) (Phase III (U.S.))

Bocouture® / XEOMIN® (Phase III (U.S.))

Neramexane (Phase III)

Novabel® (filler line) (Phase III (U.S.))

Mederma Stretch Mark Therapy (March 2010 launch (U.S.))

Polidocanol/Aethoxysklerol® (NDA filed (U.S.)) BioGlue® Aesthetic Medical Adhesive (feasibility study (U.S.))

Management Teams

Dr. Martin Zügel – Chairman of the Merz Management Board

Hartmut Erlinghagen – Chief Administrative Officer

Dr. Matthias A. Vogt – Chief Financial Officer

Jack Britts – President and Chief Executive Officer of Merz Pharmaceuticals, LLC and Merz Inc. (U.S.)

Steve Basta – Chief Executive Officer

Dennis Condon – President and Chief Business Officer

Adam Gridley – Sr. VP Corporate Development

Pat Altavilla – VP Marketing & General Manager of BioForm Europe

Lisa Cheskin – VP Clinical Affairs

Dean Erickson – VP Manufacturing & General Manager of Wisconsin Operations

Mary Furman – VP Human Resources

Chris Holmes – VP Sales

Fred Lwee – VP Finance & Principal Financial Officer

Jim Miller – VP Regulatory Affairs & Quality Assurance

Freddie Park – VP Legal Affairs

Brian Pilcher Ph.D. – VP Medical Affairs & Clinical Education

Revenues (FY 09)[1]	US$828,669,000 (€589,800,000)	US$66,518,000 (€47,344,000)

Revenue by Geography (FY 09)[1]	Germany: Rest of Europe: U.S.: Other regions:	US$263,859,000 (€187,800,000) US$230,982,000 (€164,400,000) US$310,224,000 (€220,800,000) US$23,604,000 (€16,800,000)	U.S.: US$53,651,000 (€38,186,000) International: US$12,867,000 (€9,158,000)

R&D Investment (FY 09)[1]	US$185,460,000 (€132,000,000)	US$9,551,000 (€6,798,000)

Strategic Partnerships	• Merz – Forest Laboratories, Lundbeck A/S • BioForm Medical – Boston Scientific, CryoLife, Kreussler

Transaction Terms

•        Total equity value: US$253 million (€177 million)[2] in cash

•        Cash price per BioForm Medical share: US$5.45

•        55% premium over 30-day BFRM average closing stock price

•        60% over BioForm Medical closing stock price on December 31, 2009

Time to Close	Expected to close in the first quarter of calendar year 2010; Conditioned on the tender of a majority of the outstanding shares of BioForm Medical common stock, regulatory approvals and other customary closing conditions

Website	www.merz.com	www.bioform.com

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

[1]	€1 = US$1.405. Based on exchange rate at 6/30/09
[2]	€1 = US$1.433. Based on exchange rate at 12/31/09

The following is a copy of a letter from BioForm Medical’s CEO to BioForm Medical employees dated January 4, 2010.

January 4, 2010

Dear BioForm Medical Employee:

As you have seen with this morning’s announcement, BioForm Medical has agreed to be acquired by Merz Pharma Group. The acquisition is expected to be completed in the first quarter of calendar year 2010. At that time, BioForm Medical will become a wholly-owned subsidiary of Merz and will be renamed Merz Aesthetics.

For your information, attached is a copy of the press release issued this morning, as well as a Q&A document and fact sheet with more details about the announcement.

Why have we chosen to join Merz:

Collectively, Merz and BioForm Medical establish a portfolio of medical aesthetics products that we believe will position us to compete effectively against any aesthetics company. In the next few years, we will be distinguished in the marketplace by our ability to offer dermal fillers based on three distinct technologies including:

•	RADIESSE® dermal filler;

•	Belotero®, an innovative line of hyaluronic acid fillers currently available outside of the United States and expected to soon come on the U.S. market; and

•	Novabel®, a new class of alginate-based dermal fillers using proprietary Geleon technology and currently available to customers in selected European countries.

The future launch of fillers in development by each company will enhance this portfolio and our position as a market leader in dermal fillers. Beyond dermal fillers, other aesthetics products that the combined company will have in its development portfolio include:

•	Polidocanol, a sclerotherapy agent currently under NDA review at the FDA; and

•

Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S.

Who is Merz:

Headquartered in Frankfurt, Germany, Merz Pharma Group is a privately-held European-based healthcare company with a 100-year history. Merz is a leader in several areas, most notably in Alzheimer’s therapy (innovator of Namenda®, which is marketed by Forest Laboratories in the U.S.). Merz’s expertise in neurobiology led to the development of a neurotoxin therapy for neurological disorders – which will now become one of our future cornerstone products (Bocouture®/XEOMIN®) in a leading aesthetics portfolio. Merz has more than 1,745 employees worldwide and annual sales of more than $850 million in FY 2009.

Looking Ahead:

With Merz, we will become part of a long-standing, successful organization with the financial strength and significant expertise needed to enable us to compete more broadly in developing and commercializing aesthetics products.

The BioForm Medical commercial organization and relationships with physicians are critical to the success of Merz Aesthetics. Following the transaction, substantially all of BioForm Medical’s organization will transition fully intact to become part of the new Merz Aesthetics.

•

Our headquarters will remain in California, where we will maintain our current activities and prepare for the launch of additional commercial products. In addition, Merz’s U.S. aesthetics commercial organization will be led from California.

•

We will continue our manufacturing, distribution and other operations in Wisconsin in their current form, and we may expand activities over time to support distribution of multiple commercial products in addition to those we already have planned.

•	In Europe and Asia, where Merz has existing operations and distribution partnerships, we will be carefully considering what makes most sense for customers.

•

Specific integration plans, including plans with regard to a new integrated R&D approach, are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

BioForm Medical’s management will also remain the same following the close of the transaction, with me serving as CEO of Merz Aesthetics U.S, and Dennis Condon and Adam Gridley still leading the BioForm Medical team. We look forward to continuing to work with all of you and with the talented Merz team to build upon our position as a leading player in aesthetic medicine.

I firmly believe this combination offers a platform for future growth and expanded opportunities for our employees and our company as a whole.

Please remember that until the merger closes it is business as usual for all of us. BioForm Medical and Merz will continue to operate as independent, separate companies. Our number one priority remains, as always, to continue developing and commercializing products that meet the needs of our physician customers and their patients.

If you have questions about today’s announcement, please contact Can Gumus at 650-286-4003. Also, please remember that this announcement could lead to increased media and investor attention, so it is particularly important for the Company to speak with one voice. Should you receive calls or inquiries from the media or other interested parties, please direct them immediately to Can Gumus.

Thank you for your tremendous efforts and dedication to BioForm Medical as we have built our company over recent years. This transaction is a testament to your collective talent and hard work. I am extremely proud of what we accomplished together and have great confidence in what BioForm Medical and Merz can achieve together in the future.

Sincerely,

Steve Basta
CEO, BioForm Medical

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of question and answer materials to be used in communications with BioForm Medical employees.

BioForm Medical Employee FAQ

1. What was announced today?

BioForm Medical and Merz Pharma Group, a European-based healthcare company, announced a definitive merger agreement under which Merz will acquire BioForm Medical. Under the agreement, Merz will acquire all of the outstanding shares of BioForm Medical for US$5.45 per share in cash pursuant to a cash tender offer followed by a second-step merger.

2. Who is Merz?

Headquartered in Frankfurt, Germany, Merz Pharma is a privately-held European-based healthcare company that was founded more than 100 years ago. Since then, Merz has grown to become a global healthcare organization with more than 1,745 employees worldwide and annual sales of more than $850 million in FY 2009.

Merz Pharmaceuticals focuses on specialty CNS, Aesthetic Medicine, OTX and Tinnitus.

•

The Company is a leader in the field of Alzheimer’s treatment and developed the second-most prescribed drug for the indication of Alzheimer’s-induced dementia (memantine), with worldwide sales exceeding $1.4 billion through its license and cooperation agreements with Forest Laboratories and Lundbeck A/S.

•	In the field of neurology, Merz offers drugs for the treatment of Parkinson’s disease and depression.

•

Merz is active in the field of clinical and aesthetic dermatology and has launched a comprehensive line of innovative fillers and neurotoxins, which are currently being rolled out on an international basis. In the U.S., Merz is known for its Mederma® brand, the leading scar treatment product, and Naftin®, the leading topical prescription antifungal. In addition, Merz recently introduced Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S.

•	Merz’s most advanced research program is Neramexane for the treatment of Tinnitus, which is currently in late phase III trials.

In addition to its pharmaceuticals business, Merz has a Consumer Business (over-the-counter products for health and wellness) in German speaking countries and Eastern Europe; a Dental Business (artificial teeth and materials for dentists and dental technicians) with its main focus on German speaking countries; and a Hygiene Business focusing on instrument disinfection. All of these businesses have leading positions in their respective segments.

3. Why is BioForm Medical joining Merz?

We have known Merz for some time and have long recognized the mutual benefits this combination could bring to both organizations. BioForm Medical is dedicated to excellence through innovation, quality and leadership, and we are pleased to join Merz, a company that shares this commitment.

Together, BioForm Medical and Merz establish a portfolio of medical aesthetics products that we believe will position us to compete effectively against any aesthetics company. In the next few years, we will be distinguished in the marketplace by our ability to offer dermal fillers based on three distinct technologies including:

•	RADIESSE® dermal filler;

•	Belotero®, an innovative line of hyaluronic acid fillers currently available outside of the U.S. and expected to soon come on the U.S. market; and

•	Novabel®, a new class of alginate-based dermal fillers using proprietary Geleon technology and currently available to customers in selected European countries.

The future launch of fillers in development by each company will enhance this portfolio and our position as a market leader in dermal fillers. Beyond dermal fillers, other aesthetics products that the combined company will have in its development portfolio include:

•	Polidocanol, a sclerotherapy agent currently under NDA review at the FDA; and

•

Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S.

With Merz, we will become part of a long-standing, successful organization with the financial strength and significant expertise needed to enable us to compete more broadly in developing and commercializing aesthetics products.

4. What are the terms of the transaction?

•

In early January, Merz will commence a tender offer to purchase all of the outstanding shares of BioForm Medical common stock for US$5.45 per share in cash. Following the tender offer, Merz will commence a second-step merger in which any remaining BioForm Medical stockholders will receive the same price per share paid in the tender offer.

•	The Board of Directors of BioForm Medical has unanimously resolved to recommend to BioForm Medical’s stockholders that they tender their shares pursuant to the tender offer.

5. What is a tender offer?

A tender offer is an offer by a company to purchase some or all of stockholders’ shares held in a corporation. In other words, stockholders are given the opportunity to tender, or sell, their stock for a predetermined amount of cash, called a tender price or offer price during a specific period of time called an Offer Period. The price offered is typically at a premium above the market price.

6. What approvals are required and when will the transaction be completed?

The transaction, which is expected to close in the first quarter of calendar year 2010, is conditioned on the tender of a majority of the outstanding shares of BioForm Medical common stock as well as regulatory approvals and other customary closing conditions. The transaction is not subject to financing.

Members of BioForm Medical’s Board of Directors and management team (and related entities), who collectively own approximately 26% of BioForm Medical’s outstanding shares of common stock, including Essex Woodlands Health Ventures, the Company’s largest stockholder which owns approximately 15% of BioForm Medical’s outstanding shares, have entered into agreements with Merz pursuant to which they have agreed to tender their shares in the Merz tender offer.

7. What should we expect over the next few weeks?

Until the transaction closes, our two companies will continue to operate as independent, separate companies. It will be business as usual. Our number one priority remains, as always, to continue developing and commercializing products that meet the needs of our physician customers and their patients.

8. How will this transaction affect employees? Is my job at risk? Will there be any changes to either company’s employee base as a result of the transaction?

Merz understands that BioForm Medical’s success is due to the talent and hard work of our employees, and substantially all BioForm Medical employees are expected to transfer with the business.

9. Will there be changes to salaries as a result of the transaction?

Employee compensation, including any planned merit increases or bonuses, will remain unaffected by this transaction and will continue to be honored.

10. What will happen to my benefits?

Following the close of the transaction, we expect employees of BioForm Medical will transition to Merz’s benefits over the course of 24 months. Details on benefits will be provided as integration plans are finalized, but you should know that Merz is committed to providing competitive benefits and salaries necessary to support the business and the Company’s continued success.

11. Will BioForm Medical senior executives join Merz?

BioForm Medical’s management will remain the same following the close of the transaction, with Steve Basta serving as CEO of Merz Aesthetics U.S.

12. What will happen to BioForm Medical’s headquarters? Will any BioForm Medical facilities be impacted?

Following completion of the transaction, BioForm Medical’s headquarters will remain in California, where we will maintain our current activities and prepare for the launch of additional commercial products. In addition, Merz’s U.S. aesthetics commercial organization will be led from California.

We will continue our manufacturing, distribution and other operations in Wisconsin in their current form, and we may expand activities over time to support distribution of multiple commercial products in addition to those we already have planned.

In Europe and Asia, where Merz has existing operations and distribution partnerships, we will be looking to determine what makes most sense for customers.

Specific integration plans are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

13. What is the plan for integrating the two companies? What will the integration plan look like for the United States? For Europe? For Asia? For the distributor business?

We will be establishing a joint integration planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together following the close.

Specific integration plans, including plans with regard to a new integrated R&D approach, are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

While it is premature to discuss specifics at this point, our businesses are very complementary in product mix, customer base and geography. We expect these complementary strengths, together with our shared dedication to excellence through innovation, quality and leadership, will help support a smooth transition.

14. Will my reporting relationship remain the same or change?

Reporting relationships are expected to remain largely the same following the transaction, although there may be some instances where new reporting relationships are introduced to better serve customers and our business goals. Such decisions would be communicated well in advance.

15. Do I have an option not to stay with the new organization?

We are pleased to join Merz and believe this combination offers a platform for future growth as well as expanded opportunities for our employees and our company as a whole. We are confident that with Merz’s expertise, resources, product portfolio and pipeline, we will be better positioned to develop and market the solutions our customers need.

Substantially all BioForm Medical employees are expected to transfer with the business and receive offers from Merz. Each individual must make decisions based on their own circumstances.

16. Will BioForm Medical employees be asked to relocate?

As BioForm Medical will maintain its headquarters in California and its manufacturing, distribution and other operations in Wisconsin, we do not expect that relocations will be necessary as a result of the transaction.

17. If I decide not to stay on with the new organization, will I receive severance?

In general, if you receive an offer from Merz that does not require significant relocation and you decline, you will be considered as a voluntary resignation and will not be eligible to receive severance.

18. What is it like to be a Merz employee?

As a Merz employee, you will be part of a leading medical aesthetics company with a reputation built on more than 100 years of experience and success. Since its founding in 1908, Merz has grown to become a global healthcare organization with more than 1,745 employees worldwide and annual sales of more than $850 million in FY 2009.

Merz’s mission is to address unmet medical needs with innovative healthcare solutions that improve self-esteem and quality of life, and this commitment is integral to day-to-day life at Merz. Merz provides its employees with a challenging and rewarding workplace where an emphasis is placed on doing business using the highest ethical standards. These efforts are guided by a set of core values developed to communicate a corporate culture that fosters a positive, productive working environment.

Merz considers its staff to be an essential factor in its success as a company. While its employees work with Merz to make the company a success, Merz works hard to provide a balanced work and family life. Through employee dedication, continuous improvement, and innovative ideas, Merz drives change and is committed to building a team for the future.

For more information on what it means to work at Merz, please visit http://www.merzusa.com/careers.asp.

19. How will BioForm Medical stock options be treated?

All stock options that you have exercised are now held by you as BioForm Medical common stock. In January 2010, a wholly-owned acquisition subsidiary of Merz will commence a tender offer to purchase all of the outstanding shares of BioForm Medical common stock for US$5.45 per share, net to the seller in cash, without interest and less any required tax withholding.

All stock options that have not been exercised but have vested by the date that Merz accepts tendered shares from stockholders will be cashed out in an amount calculated as the tender offer price minus the exercise price per share multiplied by the total number of shares subject to the vested but unexercised portion of the grant, without interest and less any required tax withholding.

All remaining unvested BioForm Medical employee stock options will be cashed out on the dates on which the options were otherwise scheduled to vest, provided the holder of the stock option remains employed by BioForm Medical on such dates, without interest and less any required tax withholding.

20. What happens to my unvested stock options if I am terminated after the merger is completed?

If the employment of a holder of unvested employee stock options is terminated following the closing of the tender offer without “cause” or on account of a “constructive termination,” all vested and unvested options will be cashed out within 30 days after termination upon execution of a general release of claims in favor of BioForm Medical. The amount will be calculated as the tender offer price minus the exercise price per share multiplied by the total number of shares underlying the unexercised portion of the grant(s) outstanding immediately prior to such time.

21. Will BioForm Medical make future stock option grants?

Due to Merz’s status as a privately-held company, there will be no future stock option grants after this announcement date. But you should know that Merz is committed to providing competitive benefits and salaries necessary to support the business and the Company’s continued success, and is convinced that the total compensation package for each individual will be attractive.

22. Can I still trade BioForm Medical stock after the transaction is completed?

Following the close of the transaction, BioForm Medical stock will no longer be publicly traded.

23. Who will handle questions related to stock options and trades?

Please direct any questions about how your stock options will be handled or how to tender shares that you own to Juanita Sullivan, who can be contacted at 650-286-4002.

24. What does this transaction mean for each company’s third party distribution partnerships?

Both companies appreciate the support we have received from our distribution partners. In Europe and Asia, where Merz has existing operations and distribution partnerships, we will be carefully considering what makes most sense for customers. Specific integration plans are under development and will be shared with all employees within 90 days following the close of our transaction, at the latest.

25. When will we change to Merz policies and procedures?

While it is reasonable to expect BioForm Medical to eventually transition to many of Merz’s policies and procedures, for now you should continue to follow policies and procedures already in place. At the appropriate time, we will conduct explanatory meetings to review any changes to these policies and procedures prior to implementation.

26. Will BioForm Medical change its name once the transaction is completed?

Following completion of the transaction, BioForm Medical will be renamed Merz Aesthetics.

27. How will this transaction affect customers?

Prior to the transaction’s closing, our customers will notice no changes in their interaction with our team, and at the time of the acquisition’s closing, the only thing that will change is our name. As we bring our organizations together, however, customers will notice many positive changes in the future as we evolve from a one-product company into an even stronger medical aesthetics company.

As a result of this broader product offering, we will be positioned to compete effectively against any aesthetics company. And, in the next few years, we will be distinguished in the marketplace by our ability to offer dermal fillers based on three distinct technologies. Thus, through this combination, we expect to be better positioned to help customers achieve excellent patient results and satisfaction.

28. What should I say if I’m asked about the transaction?

Today’s announcement is likely to create media interest and investor attention, so it is particularly important for us to speak with one voice. Should you be contacted by members of the media or financial community regarding this transaction, please refer all inquiries to Can Gumus at (650) 286-4003.

29. If I have additional questions, who can I ask?

Please contact Can Gumus at (650) 286-4003.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of the form of a memorandum from BioForm Medical’s CEO to BioForm Medical’s sales force dated January 4, 2010.

To	BioForm Medical Field Organization

From	Steve Basta

Date	January 4, 2010

Subject Customer Communications Regarding Acquisition by Merz Pharma Group

As you know, today we announced that BioForm Medical and Merz Pharma Group, a European-based healthcare company, have entered into a definitive merger agreement under which Merz will acquire BioForm Medical.

What does this mean for you?

We expect to complete the transaction in the first quarter of calendar year 2010, at which time our commercial organization will become part of Merz Aesthetics. Our Sales, Marketing and Clinical Education teams are the cornerstone of this transaction. We will continue to sell RADIESSE® dermal filler, and we plan to launch Polidocanol following approval in 2010. We will also expect to have the opportunity in the coming years to launch hyaluronic acid fillers, future innovative fillers and a neurotoxin under development by Merz.

What does this mean for your customers and your relationship with them?

You will still be working with your customers as before, but now you will have a stronger portfolio of products coming in the future so your service to your customers can be more complete.

We ask that you begin contacting your customers as soon as possible to reinforce this positive step forward for BioForm Medical and respond to initial questions your customers may have. In addition to the press release we issued this morning and the employee letter and fact sheet you received today, the attached communications materials are designed to assist you in these conversations:

•	Talking points that you can use when speaking with your customers about the transaction and the benefits we expect it to create.

•	List of questions and answers that are designed to answer questions that your customers may have about the transaction.

•	Form customer letter that must be customized by region and country before it is distributed. To obtain a customized letter for your region, please contact NAME, at XXX-XXX-XXXX.

To ensure that our customers have consistent information about the transaction, it is important that you become familiar with the attached documents. Keep in mind that how you discuss this announcement will affect how your customers respond. Your words and actions will set the tone. Be enthusiastic: this transaction offers a platform for future growth and expanded opportunities for our customers and our company as a whole.

When communicating with customers, please keep the following points in mind:

•

If you receive questions that go beyond the scope of the attached materials, please do not comment or speculate. Instead, contact Can Gumus, our Director of Corporate Development and Investor Relations (650-286-4003), or Juanita Sullivan, Steve Basta’s assistant (650-286-4002). They will ensure that we respond with the appropriate information.

•	The transaction has not yet closed and there will naturally be some details that we cannot yet address.

•

As we move forward over the coming weeks to complete the transaction, it will be business as usual. Until decisions have been finalized and communicated, it is important that you do not make any promises to customers that are inconsistent with existing agreements currently in place.

Feedback: It is important that we understand the views of our customers, and we ask that you email any feedback you are hearing so that we can understand how our customers are reacting to the announcement and provide better ongoing communications to them.

•	For U.S. Territory Managers: Chris Holmes, cholmes@bioform.com

•	For U.S. Field Clinical Specialists: Brian Pilcher, bpilcher@bioform.com

•	For Mainland Europe (Direct & Distributor): Pat Altavilla, paltavilla@bioform.com

•	For ROW (Asia, Latin America & Canada): Dennis Condon, dcondon@bioform.com

This is an exciting time for BioForm Medical. Thank you again for your continued hard work and full support of our company and our direction. We will be communicating with you on a regular basis to provide updates on our progress, solicit your input, and ensure you have the support you need to help BioForm Medical communicate this important development.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of a letter from BioForm Medical’s CEO to BioForm Medical customers dated January 4, 2010.

January 4, 2010

Dear BioForm Medical Customer:

I am pleased to announce that BioForm Medical is joining forces with Merz Pharma Group, a European-based healthcare company, to create one of the leading companies in medical aesthetics. For several years, you have known BioForm Medical for our first product, RADIESSE® dermal filler. With this transaction, you will know us as Merz Aesthetics, an even stronger medical aesthetics partner in your practice.

In addition to BioForm Medical’s products:

•	RADIESSE® dermal filler; and

•	Polidocanol, a sclerotherapy agent currently under NDA review at the FDA.

With Merz, we expect to also bring you in the next two years:

•	Belotero®, an innovative line of hyaluronic acid fillers currently available outside of the U.S. and expected to soon come on the U.S. market;

•	Novabel®, a new class of alginate-based dermal fillers using proprietary Geleon technology and currently available to customers in selected European countries; and

•

Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S.

All of the people in the BioForm Medical organization with whom you work today will be part of the new organization. Your sales representative will be the same; his or her regional manager will be the same; and Dennis Condon, Chris Holmes, Brian Pilcher, Pat Altavilla and I will still lead BioForm Medical’s team. The BioForm Medical commercial organization in the U.S. will become the core of the new Merz Aesthetics organization. Over the coming years, our ability to support you and help you grow your practice will be ever greater.

For a bit of context on Merz Pharma, the Company has a 100-year history having been founded by a pharmacist in Frankfurt, Germany in 1908. Merz has more than 1,745 employees worldwide and annual sales of more than $850 million in FY 2009. Merz has become a leader in neuroscience, developing one of the leading Alzheimers disease therapeutics worldwide. Merz’s expertise in neurobiology inspired it to initiate a neurotoxin program several years ago, and Merz has since expanded its focus on aesthetics to include an important new line of dermal fillers. The BioForm Medical sales and marketing organization will become the U.S. commercial organization within Merz Aesthetics that will bring these exciting new products to you as they are approved. We are delighted to be joining an organization with such history and vision for investing in the development of extraordinary medical aesthetics products. Merz’s 100 years of success is built upon its careful support of customers, and this is a tradition that we, the future team of Merz Aesthetics, will work diligently to maintain.

Merz expects to complete the acquisition of BioForm Medical, Inc. in the first quarter of calendar year 2010. During this interim period, you will notice no changes in your interaction with our team, and at the time of the acquisition’s closing, the only thing that will change is our name. As we bring our organizations together, however, you will notice many positive changes in future years as we evolve from a one-product company bringing you RADIESSE® dermal filler into a full-line medical aesthetics company. We look forward to partnering with you to grow your practice and deliver extraordinary outcomes for your patients.

If you have any questions about this announcement, please feel free to speak with your local BioForm Medical sales representative, or you may call me directly at any time. I welcome the opportunity to hear from our customers and would value your feedback or thoughts.

Thank you for your support over the past years and for making BioForm Medical a successful market leader in dermal fillers. As Merz Aesthetics, we hope to earn your support for many more years to come.

Sincerely,

Steven L. Basta
Chief Executive Officer

BioForm Medical, Inc.
(future CEO of Merz Aesthetics U.S.)

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of discussion point materials to be used in communications with BioForm Medical customers.

BioForm Medical Customer Talking Points Regarding Acquisition by Merz

Introduction

•	On January 4, BioForm Medical and Merz Pharma Group announced a definitive merger agreement under which Merz will acquire BioForm Medical.

•

We expect that the transaction will be completed in the first quarter of calendar year 2010, conditioned on the tender of a majority of the outstanding shares of BioForm Medical common stock as well as regulatory approvals and other customary closing conditions.

•	With this transaction, you will know us as Merz Aesthetics, an even stronger medical aesthetics partner in your practice.

Who is Merz?

•

Merz is a private company that was founded more than 100 years ago and has grown to become a global healthcare organization with more than 1,745 employees worldwide and annual sales of more than $850 million in FY 2009.

•	Merz plans and acts internationally, and has long recognized the importance of having local operations and management in its growth markets.

•	In addition to its headquarters in Frankfurt, Germany, Merz also has operations in Great Britain, France, Italy, Spain, Switzerland, Austria, Mexico, Russia, Canada and the United States.

•	Merz Pharmaceuticals focuses on specialty CNS, Aesthetic Medicine, OTX and Tinnitus.

•	The Company is a leader in the field of Alzheimer’s treatment and developed the second-most prescribed drug for the indication of Alzheimer’s-induced dementia (memantine).

•	In the field of neurology, Merz offers drugs for the treatment of Parkinson’s disease and depression.

•

Merz is active in the field of clinical and aesthetic dermatology and has launched a comprehensive line of innovative fillers and neurotoxins which are currently being rolled out on an international basis.

•	In the U.S., Merz is known for its Mederma® brand, the leading scar treatment product, and Naftin®, the leading topical prescription antifungal.

•	Merz’s most advanced research program is Neramexane for the treatment of Tinnitus, which is currently in late Phase III trials.

•

In addition to its pharmaceuticals business, Merz has a Consumer Business (over-the-counter products for health and wellness) in German speaking countries and Eastern Europe; a Dental Business (artificial teeth and materials for dentists and dental technicians) with its main focus on German speaking countries; and a Hygiene Business focusing on instrument disinfection. All of these businesses have leading positions in their respective segments.

Why is BioForm Medical doing this?

•	We have known Merz for some time and have long recognized the mutual benefits this combination could bring to both organizations.

•	We believe this transaction offers a platform for future growth and expanded opportunities for our company as a whole as well as our customers.

•

We are confident that with Merz’s expertise, resources, product portfolio and pipeline, we will be better positioned to develop and market the solutions you, our customers, need to support improved health and quality of life for your patients.

How do customers benefit?

•	As part of Merz, we will be able to provide you with a broader range of high quality aesthetic treatment options.
•	In addition to BioForm Medical’s products:

•	RADIESSE® dermal filler; and

•	Polidocanol, a sclerotherapy agent currently under NDA review at the FDA.

•	With Merz, we expect to also bring you in the next two years:

•	Belotero®, an innovative line of hyaluronic acid fillers currently available outside of the U.S. and expected to soon come on the U.S. market;

•	Novabel®, a new class of alginate-based dermal fillers using proprietary Geleon technology and currently available to customers in selected European countries; and

•

Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S.

•	As a result, we expect to be better positioned to help you achieve excellent patient results and satisfaction.

How will this affect me (customers)?

•

Our customers have always been an integral part of BioForm Medical’s success and through this transaction, our goal is to maintain and increase the quality of innovation, support and service that you have come to expect from BioForm Medical and Merz.

•	In the near-term, you should notice little change in the handling of your business.

•	Until the transaction closes, it will be business as usual.

•

Day-to-day contacts will remain the same. Your sales representative will be the same; his or her regional manager will be the same; and Steve Basta, Dennis Condon, Chris Holmes, Brian Pilcher and Pat Altavilla will still lead BioForm Medical’s team. You can continue to count on the same people you know and trust.

•	All current order taking and pricing policies will remain the same.

•	Our invoicing and payment policies, including contact information will remain the same.

•	Our priority is to maintain the highest standards of service and support.

•	Over the longer term, as we bring the two companies together, you can expect to benefit from enhanced capabilities and services as we seek to build on the strengths of both businesses.

•	In the end, this transaction is about better meeting your needs and those of your patients.

Conclusion

•	On behalf of everyone at BioForm Medical, thank you for your continued support and partnership.

•	You have been, and remain, a valued customer. We look forward to continuing to work with you.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.

The following is a copy of question and answer materials to be used in communications with BioForm Medical customers.

BioForm Medical Customer Q&A for Use by Sales Force

1. What was announced?

BioForm Medical and Merz Pharma Group, a European-based healthcare company, announced a definitive merger agreement under which Merz will acquire BioForm Medical.

We are excited to join Merz, a company that shares our dedication to excellence through innovation, quality and leadership. Both companies have invested in promising pipeline opportunities that we expect to enable additional aesthetic market growth in both the short- and long-term.

2. Who is Merz?

Merz is a private company that was founded more than 100 years ago. Since then, it has grown to become a global healthcare organization with more than 1,745 employees worldwide and annual sales of more than $850 million in FY 2009.

Merz plans and acts internationally, and has long recognized the importance of having local operations and management in its growth markets. In addition to its headquarters in Frankfurt, Germany, Merz also has operations in Great Britain, France, Italy, Spain, Switzerland, Austria, Mexico, Russia, Canada and the United States.

Merz Pharmaceuticals focuses on specialty CNS, Aesthetic Medicine, OTX and Tinnitus.

•

The Company is a leader in the field of Alzheimer’s treatment and developed the second-most prescribed drug for the indication of Alzheimer’s-induced dementia (memantine), with worldwide sales exceeding $1.4 billion through its license and cooperation agreements with Forest Laboratories and Lundbeck A/S.

•	In the field of neurology, Merz offers drugs for the treatment of Parkinson’s disease and depression.

•

Merz is active in the field of clinical and aesthetic dermatology and has launched a comprehensive line of innovative fillers and neurotoxins which are currently being rolled out on an international basis. In the U.S., Merz is known for its Mederma® brand, the leading scar treatment product, and Naftin®, the leading topical prescription antifungal. In addition, Merz recently introduced Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S.

•	Merz’s most advanced research program is Neramexane for the treatment of Tinnitus, which is currently in late phase III trials.

In addition to its pharmaceuticals business, Merz has a Consumer Business (over-the-counter products for health and wellness) in German speaking countries and Eastern Europe; a Dental Business (artificial teeth and materials for dentists and dental technicians) with its main focus on German speaking countries; and a Hygiene Business focusing on instrument disinfection. All of these businesses have leading positions in their respective segments.

3. Why is BioForm Medical joining Merz?

We have known Merz for some time and have long recognized the mutual benefits this combination could bring to both organizations. BioForm Medical is dedicated to excellence through innovation, quality and leadership, and we are pleased to join Merz, a company that shares this commitment.

With Merz’s expertise, resources, product portfolio and pipeline, we expect to be able to offer healthcare providers a broader range of high quality aesthetic treatment options. We are confident that Merz’s diverse offerings will enable you to leverage your skills, experience and preferences to best meet your patients’ needs. As a result, we expect to be better positioned to help you achieve excellent patient results and satisfaction.

4. How long before the transaction is completed?

The transaction, which is expected to close in the first quarter of calendar year 2010, is conditioned on the tender of a majority of the outstanding shares of BioForm Medical common stock as well as regulatory approvals and other customary closing conditions. The transaction is not subject to financing.

5. How will the transaction benefit customers?

As part of Merz, we expect to be able to provide you with a broader range of high quality aesthetic treatment options. In the end, this transaction is about better meeting your needs and those of your patients.

In addition to BioForm Medical’s products:

•	RADIESSE® dermal filler; and

•	Polidocanol, a sclerotherapy agent currently under NDA review at the FDA

With Merz, we expect to also bring you in the next two years:

•	Belotero®, an innovative line of hyaluronic acid fillers currently available outside of the U.S. and expected to soon come on the U.S. market;

•	Novabel®, a new class of alginate-based dermal fillers using proprietary Geleon technology and currently available to customers in selected European countries; and

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Bocouture®/XEOMIN®, a neurotoxin free of complexing protein, available today to customers outside of the U.S. for aesthetic and neurological use and currently in phase III trials for aesthetic indications in the U.S.

6. How will the transaction affect customers?

Our customers have always been an integral part of BioForm Medical’s success and through this transaction, our goal is to maintain and increase the quality of innovation, support and service that you have come to expect from BioForm Medical and Merz.

In the near-term, you should notice little change in the handling of your business:

•	Until the transaction closes, it will be business as usual.

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Day-to-day contacts will remain the same. Your sales representative will be the same; his or her regional manager will be the same; and Steve Basta, Dennis Condon, Chris Holmes, Brian Pilcher and Pat Altavilla will still lead BioForm Medical’s team. You can continue to count on the same people you know and trust.

•	All current order taking and pricing policies will remain the same.

•	Our invoicing and payment policies, including contact information will remain the same.

•	Our priority is to maintain the highest standards of service and support.

Over the longer term, as we bring the two companies together, you can expect to benefit from enhanced capabilities and services as we seek to build on the strengths of both businesses.

In the end, this transaction is about better meeting your needs and those of your patients.

7. Should BioForm Medical customers continue to contact their BioForm Medical sales representative? What about Merz customers?

Until the closing of the transaction, we will continue to operate as separate businesses, and customers should continue to rely on existing relationships.

8. I’m a BioForm Medical customer. Can I now purchase Merz products through my BioForm Medical sales representative?

Until the transaction closes, BioForm Medical and Merz will remain separate companies. Customers wishing to purchase Merz products will need to do so from Merz.

9. How will this transaction impact purchasing agreements customers have in place?

All contracts will be honored.

10. How will this transaction impact pricing for Merz and BioForm Medical products?

Our goal is to continue providing you with the quality and innovative products that best meet your needs and those of patients. All current order taking and pricing policies will remain the same.

We will be establishing a joint integration planning team that will begin working to address how we can best utilize each other’s strengths and bring our companies together following the close of the transaction.

Until the close, however, it is premature to discuss any specifics around products, marketing or future pricing plans.

11. Where can I find more information on the transaction?

Additional details regarding the transaction can be found in the joint press release we issued with Merz on January 4.

We will also make every effort to keep customers informed about important developments throughout the approval and integration process.

Additional Information and Where to Find It

The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. At the time the tender offer is commenced, Merz and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and BioForm Medical will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer will be made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or call collect 212-929-5500; and at tenderoffer@mackenziepartners.com.